EXHIBIT 12.3

PUBLIC SERVICE ELECTRIC AND GAS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Plus Preferred Security Dividend Requirements

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2014	2013	2013	2012	2011	2010	2009
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$920	$779	$993	$835	$861	$591	$551
Fixed Charges	226	240	316	314	319	327	323
Capitalized Interest	(12)	(12)	(16)	(13)	(4)	(2)	(1)
Preferred Securities Dividend Requirements	—	—	—	—	—	(2)	(6)
Total Earnings	$1,134	$1,007	$1,293	$1,136	$1,176	$914	$867
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$218	$235	$309	$308	$314	$320	$313
Interest Factor in Rentals	8	5	7	6	5	5	4
Preferred Securities Dividend	—	—	—	—	—	1	4
Adjustments to state Preferred Securities Dividends on a pre-income tax basis	—	—	—	—	—	1	2
Total Fixed Charges	$226	$240	$316	$314	$319	$327	$323

Ratio of Earnings to Fixed Charges	5.02	4.20	4.09	3.62	3.69	2.80	2.68

(A)
The term "earnings" shall be defined as pre-tax income from continuing operations. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period, (b) the actual amount of any preferred securities dividend requirements of majority owned subsidiaries, and (c) preferred stock dividends which were included in such fixed charges amount but not deducted in the determination of pre-tax income.

(B)
Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount and premium expense (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of majority owned subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for PSE&G.